Sub-Item 77M: Mergers

On June 4, 2012, the Heitman REIT Fund ("Acquiring Fund"), a series of FundVantage Trust (the "Trust"), acquired all of the assets and identified liabilities of the Old Mutual Heitman REIT Fund ("Acquired Fund"), another registered open-end investment company that is part of the Old Mutual Funds II, transferring the shares of the Acquired Fund into Class A and Class Z shares of the Acquiring Fund as noted below, pursuant to an agreement and plan of reorganization approved by the Board of Trustees of the Trust on February 8, 2012 and approved by the shareholders of the Old Mutual Heitman REIT Fund on May 30, 2012. The reorganization was accomplished by a tax-free exchange of shares.

Information will be display in the following order:

Acquired Fund		Acquired Fund	    Net Assets 	Shares
(Series of Old 		(Series of Fund	                 Outstanding
Mutual Funds II)        Vantage Trust)


Old Mutual Heitman    Heitman REIT Fund       $4,709,877    507,384
REIT Fund Class A     Class A

Old Mutual Heitman     Heitman REIT Fund
REIT Fund Class Z        Class Z             $53,259,430   5,703,310

On June 5, 2012, Old Mutual Heitman REIT Fund filed an application for deregistration.